UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2022

Commission File Number: 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2022

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

●	FORM F-3 (NO. 333-248518) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 1, 2020; AND
●	FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SEC ON OCTOBER 23, 2018.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2022 and 2021

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Operating revenues: (Notes 3,4 and 13)
Time charter and bareboat revenues	$63,788	$66,513	$128,975	$132,111
Loss of hire insurance recoveries (Note 5)	—	4,397	—	10,279
Other income	171	27	180	28
Total revenues	63,959	70,937	129,155	142,418
Operating expenses: (Note 13)
Vessel operating expenses	23,024	17,394	43,085	35,954
Depreciation (Note 10)	26,059	23,831	51,996	47,515
Impairment (Note 19)	—	29,421	—	29,421
General and administrative expenses	1,428	1,492	3,126	3,113
Total operating expenses	50,511	72,138	98,207	116,003
Operating income (loss)	13,448	(1,201)	30,948	26,415
Finance income (expense):
Interest income	59	—	61	—
Interest expense (Note 6)	(8,301)	(6,804)	(15,026)	(14,176)
Other finance expense (Note 6)	(103)	(250)	(312)	(409)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	5,116	(2,265)	21,473	5,746
Net gain (loss) on foreign currency transactions	(165)	(144)	(98)	(96)
Total finance expense	(3,394)	(9,463)	6,098	(8,935)
Income before income taxes	10,054	(10,664)	37,046	17,480
Income tax benefit (Note 9)	(166)	(261)	(378)	(264)
Net income (loss)	$9,888	$(10,925)	$36,668	$17,216
Series A Preferred unitholders’ interest in net income	$1,700	$1,759	$3,400	$3,559
General Partner’s interest in net income	150	(233)	610	253
Limited Partners’ interest in net income	8,038	(12,451)	32,658	13,404
Earnings per unit (Basic): (Note 15)
Common unit (basic)	$0.23	$(0.38)	$0.95	$0.41
Class B unit (basic)	$0.19	—	$0.87	—
General Partner unit (basic)	$0.23	$(0.38)	$0.95	$0.41
Earnings per unit (Diluted): (Note 15)				—
Common unit (diluted)	$0.23	$(0.38)	$0.94	$0.41
Class B unit (diluted)	$0.19	—	$0.87	—
General Partner unit (diluted)	$0.23	$(0.38)	$0.95	$0.41

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2022 and 2021

(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Net income (loss)	$9,888	$(10,925)	$36,668	$17,216
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income	$9,888	$(10,925)	$36,668	$17,216

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2022, and December 31, 2021

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At June 30, 2022	At December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents (Note 8)	$88,474	$62,293
Amounts due from related parties (Note 13)	1,561	2,668
Inventories	3,647	3,306
Derivative assets (Notes 7 and 8)	4,480	—
Other current assets (Note 17)	11,632	5,626
Total current assets	109,794	73,893

Long-term assets:
Vessels, net of accumulated depreciation (Notes 10 and 19)	1,558,650	1,598,106
Right-of-use assets (Note 4)	2,419	2,742
Intangible assets, net (Note 11)	—	75
Derivative assets (Notes 7 and 8)	11,019	1,015
Accrued income	668	1,450
Total Long-term assets	1,572,756	1,603,388
Total assets	$1,682,550	$1,677,281

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 13)	$5,675	$3,872
Accrued expenses (Note 18)	9,082	6,429
Current portion of long-term debt (Notes 8 and 12)	90,522	88,578
Current lease liabilities (Note 4)	656	648
Current portion of derivative liabilities (Notes 7 and 8)	624	6,754
Income taxes payable	812	548
Current portion of contract liabilities (Note 11)	1,342	1,518
Prepaid charter	6,933	6,186
Amount due to related parties (Note 13)	1,133	1,424
Total current liabilities	116,779	115,957

Long-term liabilities:
Long-term debt (Notes 8 and 12)	891,091	878,548
Lease liabilities (Note 4)	1,763	2,093
Derivative liabilities (Notes 7 and 8)	—	4,260
Contract liabilities (Note 11)	68	651
Deferred tax liabilities (Note 9)	203	228
Deferred revenues	2,698	2,529
Total long-term liabilities	895,823	888,309
Total liabilities	1,012,602	1,004,266
Commitments and contingencies (Note 14)
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	568,515	568,762
Class B unitholders (1)	6,689	9,453
General partner interest	10,436	10,492
Total partners’ capital	585,640	588,707
Total liabilities and equity	$1,682,550	$1,677,281

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

(1)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of June 30, 2022, 252,405 of the Class B Units had been converted to common units.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Six Months Ended June 30, 2022 and 2021

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
(U.S. Dollars in thousands)	Common	Class B	Partner	Comprehensive	Partners’	Preferred
Three Months Ended June 30, 2021 and 2022	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at March 31, 2021	$605,544	$—	$11,048	$—	$616,592	$89,264
Net income (loss)	(12,451)	—	(233)	—	(12,684)	1,759
Conversion of preferred units to common units (1)	4,856	—	—	—	4,856	(4,856)
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,701)	—	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2021	$580,248	$—	$10,482	$—	$590,730	$84,367

Consolidated balance at March 31, 2022	$576,811	$8,190	$10,619	$—	$595,620	$84,308
Net income	7,950	87	150	—	8,188	1,700
Conversion of Class B (one-eighth) to common units (2)	1,325	(1,325)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,572)	(263)	(333)	—	(18,168)	(1,700)
Consolidated balance at June 30, 2022	$568,515	$6,689	$10,436	$—	$585,640	$84,308

Six Months Ended June 30, 2021 and 2022
Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264
Net income	13,404	—	253	—	13,657	3,559
Conversion of preferred units to common units (1)	4,856	—	—	—	4,856	(4,856)
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(35,402)	—	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2021	$580,248	$—	$10,482	$—	$590,730	$84,367

Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	32,201	457	610	—	33,268	3,400
Conversion of Class B (one-fourth) to common units (2)	2,652	(2,652)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(35,100)	(569)	(666)	—	(36,335)	(3,400)
Consolidated balance at June 30, 2022	$568,515	$6,689	$10,436	$—	$585,640	$84,308

(1)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units (“Series A Preferred Units”), sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.
(2)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of June 30, 2022, 252,405 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2022	2021
OPERATING ACTIVITIES
Net income (1)	$36,668	$17,216
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	51,996	47,515
Impairment	—	29,421
Amortization of contract intangibles / liabilities	(683)	(456)
Amortization of deferred debt issuance cost	1,452	1,758
Drydocking expenditure	(11,339)	(3,428)
Income tax expense	378	264
Income taxes paid	(66)	(74)
Unrealized (gain) loss on derivative instruments	(24,875)	(11,742)
Unrealized (gain) loss on foreign currency transactions	42	27
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	1,107	3,964
Decrease (increase) in inventories	(341)	(613)
Decrease (increase) in other current assets	(6,007)	(8,929)
Decrease (increase) in accrued revenue	782	703
Increase (decrease) in trade accounts payable	1,889	(8)
Increase (decrease) in accrued expenses	2,654	487
Increase (decrease) prepaid charter	746	2,399
Increase (decrease) in amounts due to related parties	(292)	1,310
Net cash provided by operating activities	54,111	79,814

INVESTING ACTIVITIES
Additions to vessel and equipment	(1,030)	(6,748)
Net cash used in investing activities	(1,030)	(6,748)

FINANCING ACTIVITIES
Proceeds from long-term debt	132,000	99,300
Repayment of long-term debt	(118,137)	(132,208)
Payment of debt issuance cost	(828)	(1,478)
Cash distributions	(39,735)	(39,668)
Net cash used in financing activities	(26,700)	(74,054)
Effect of exchange rate changes on cash	(200)	(6)
Net increase (decrease) in cash and cash equivalents	26,181	(994)
Cash and cash equivalents at the beginning of the period	62,293	52,583
Cash and cash equivalents at the end of the period	$88,474	$51,589

(1)	Included in net income is interest paid amounting to $13.3 million and $12.6 million for the six months ended June 30, 2022 and 2021, respectively

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

As of June 30, 2022, the Partnership had a fleet of seventeen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2022 and 2027. Please see Note 4—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments. Accordingly, as of September 2, 2022, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $35 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2021, which are included in the Partnership’s Annual Report on Form 20-F (the “2021 20-F”).

(b) Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2021, as contained in the Partnership’s 2021 20-F.

(c) Recent Accounting Pronouncements

Adoption of new accounting standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-06 Debt-Debt with conversion and other options (subtopic 470-20) and Derivatives and Hedging-contracts in entity’s own equity (subtopic 815-40): Accounting for convertible instruments and contracts in an entity’s own equity simplifies an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. The new guidance eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features with respect to accounting for convertible instruments. Further the ASU simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Entities are required to use the if-converted method for all convertible instruments in the diluted EPS calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The new guidance did not materially impact the Partnership.

Accounting pronouncements not yet adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership continues to evaluate the impact of the guidance on the consolidated financial statements as well as the commercial implications for the transition away from LIBOR, in particular through discussions with lenders and other market participants.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2022 and 2021, the Partnership’s fleet consisted of seventeen vessels, and operated under time charters and bareboat charters. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2022 and 2021. All of these customers are subsidiaries of major international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2022		2021		2022		2021
Eni Trading and Shipping S.p.A.	$11,057	17%	$10,915	16%	$21,992	17%	$21,748	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	11,463	18%	11,249	17%	22,805	18%	22,378	17%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	9,693	15%	9,282	14%	19,031	15%	18,075	14%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	3,460	5%	16,168	24%	12,286	10%	32,156	24%
Galp Sinopec Brasil Services B.V.	4,176	7%	8,881	13%	10,652	8%	17,665	13%

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

4) Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the Vessel for the customers, which includes providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate.

The following table presents the Partnership’s revenues by time charter and bareboat charters and other revenues for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2022	2021	2022	2021
Time charter revenues (service element included)	$52,324	$55,264	$106,170	$109,733
Bareboat revenues	11,463	11,249	22,805	22,378
Other revenues (loss of hire insurance recoveries and other income)	172	4,424	180	10,307
Total revenues	$63,959	$70,937	$129,155	$142,418

As of June 30, 2022, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods):

(U.S. Dollars in thousands)
2022 (excluding the six months ended June 30, 2022)	$93,758
2023	99,530
2024	106,541
2025	115,272
2026	52,405
2027 and thereafter	15,034
Total	$482,540

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of June 30, 2022 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a rolling time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, which currently expires in September 2022, with options for KNOT to extend until June 2023. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2023 or the first quarter of 2024. The new charter is for a fixed period, at the charterer’s option, of either one year or two years with options for the charterer to extend the charter, in either case, by two further one-year periods;

●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The Partnership has agreed the commercial terms for a new time charter contract for the Windsor Knutsen with a major oil company to commence in or around January 2023 for a fixed period of one year with a charterer’s option to extend the charter by one further year. Until commencement of this new contract the vessel will seek further short-term employment. The vessel will then enter into a new time charter contract with Equinor, to commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with charterer’s options to extend until January 2026;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Eni Trading and Shipping S.p.A. (“ENI”). The charterer has notified the Partnership of its intention to redeliver the vessel and, as a consequence, the vessel is currently expected to be returned to the Partnership in or around September 2022. The Partnership is now marketing the vessel for new employment;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2022 with ENI, with charterer’s options to extend until November 2024;
●	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;
●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Vår Energi Marine AS, a Norwegian subsidiary of Vår Energi AS. The charterer will redeliver the vessel in around November 2022. The vessel will be open for employment until January 2024 when the vessel will commence on a three year fixed time charter contract with ENI, with the charterer having options to extend the charter by up to three further years;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with charterer’s options to extend until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016. The Partnership has agreed the commercial terms for a new time charter contract for the vessel with a subsidiary of the French oil major TotalEnergies to commence in September 2022 for a fixed period of three months, with charterer’s options to extend the charter by up to nine further months. The vessel will commence operating under a three-year time charter contract with Shell in 2023;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 is currently operating under a time charter with PetroChina which expires in September 2023, with charterer’s option to extend by six further months. The vessel will commence operating under a new three-year time charter contract with Shell in 2023;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with a subsidiary of TotalEnergies for a fixed period of six months with charterer’s options to extend the charter by up to six further months. The vessel will commence operating under a new three-year time charter contract with Shell in 2023;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in September 2022 with Galp Sinopec Brazil Services B.V. (“Galp”). The Partnership is currently negotiating a new proposed one-year time charter contract, with options to extend, with an oil major, to commence in or around September 2022;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in April 2024 with a wholly owned subsidiary of TotalEnergies with charterer’s options to extend the time charter by up to three further one-year periods; and

●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in October 2027 with Equinor, with charterer’s options to extend until October 2040.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of June 30, 2022, the right-of-use asset and lease liability for operating leases was $2.4 million and these are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and six months ended June 30, 2022, was $0.2 million and $0.4 million respectively. As of June 30, 2022, the weighted average discount rate for the operating leases was 2.3% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of June 30, 2022, the weighted average remaining lease terms are 3.6 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of June 30, 2022 is as follows:

(U.S. Dollars in thousands)
2022 (excluding the six months ended June 30, 2022)	352
2023	$703
2024	703
2025	703
2026	59
2027 and thereafter	—
Total	$2,520
Less imputed interest	101
Carrying value of operating lease liabilities	$2,419

5) Insurance proceeds

Windsor Knutsen

In December 2020, the Windsor Knutsen reported a crack in its main engine block. As a result, the Vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that a vessel is out of service as a result of damage, for a maximum of 180 days. For the three and six months ended June 30, 2021, the Partnership recorded $3.7 million and $8.7 million, respectively, for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, as of December 31, 2021, the Partnership had claimed and received payments of $4.1 million (net of deductible amounts) for hull and machinery recoveries.

Tove Knutsen

In March 2021, the Tove Knutsen reported a leakage from its controllable pitch propeller. As a result, the Vessel was off-hire from March 1, 2021 to April 15, 2021 for repairs. For the three and six months ended June 30, 2021, the Partnership recorded $0.7 million and $1.5 million, respectively, for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, as of June 30, 2022, the Partnership had claimed and received payments of $0.1 million (net of deductible amounts) for hull and machinery recoveries.

Bodil Knutsen

In April 2021, the Bodil Knutsen reported damage on the azimuth thruster. As a result, the Vessel was off-hire from April 17, 2021 to April 29, 2021 for repairs. As of December 31, 2021, the Partnership had claimed and received payments of $0.1 million (net of deductible amounts) for hull and machinery recoveries.

Vigdis Knutsen

In April 2022, the Vigdis Knutsen reported damage on its steering gear. The damage was repaired during the Vessel’s scheduled dry dock. The Partnership has claimed $0.4 million (net of deductible amounts) for hull and machinery recoveries. As of June 30, 2022, the Partnership had not received payment for this claim, resulting in an open insurance claim of $0.4 million.

6) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest cost as reported in the consolidated statements of operations for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2022	2021	2022	2021
Interest expense	$7,449	$6,148	$13,574	$12,418
Amortization of debt issuance cost and fair value of debt assumed	852	656	1,452	1,758
Total interest cost	$8,301	$6,804	$15,026	$14,176

(b) Other Finance Expense

The following table presents the components of other finance expense for three and six months ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2022	2021	2022	2021
Bank fees, charges	$(3)	$132	$89	$215
Commitment fees	106	118	223	194
Total other finance expense	$103	$250	$312	$409

7) Derivative Instruments

The unaudited condensed consolidated interim financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change a portion of the Partnership’s total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2022, and December 31, 2021, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $415.8 million and $462.3 million, respectively. As of June 30, 2022, and December 31, 2021, the carrying amount of the interest rate swap contracts was a net asset of $15.3 million and a net liability of $10.0 million, respectively. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage a portion of the fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of June 30, 2022 and December 31, 2021, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 0.4 million and NOK nil, respectively. As of June 30, 2022, and December 31, 2021, the carrying amount of the Partnership’s foreign exchange forward contracts was a net liability of $0.4 million and $nil, respectively. See Note 8-Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2022	2021	2022	2021
Realized gain (loss):
Interest rate swap contracts	$(1,550)	$(2,087)	$(3,402)	$(5,996)
Foreign exchange forward contracts	—	—	—	—
Total realized gain (loss):	(1,550)	(2,087)	(3,402)	(5,996)
Unrealized gain (loss):
Interest rate swap contracts	7,080	(178)	25,289	11,742
Foreign exchange forward contracts	(414)	—	(414)	—
Total unrealized gain (loss):	6,666	(178)	24,875	11,742
Total realized and unrealized gain (loss) on derivative instruments:	$5,116	$(2,265)	$21,473	$5,746

8) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2022		December 31, 2021
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$88,474	$88,474	$62,293	$62,293
Current derivative assets:
Interest rate swap contracts	4,480	4,480	—	—
Non-current derivative assets:
Interest rate swap contracts	11,019	11,019	1,015	1,015
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	210	210	6,754	6,754
Foreign exchange forward contracts	414	414	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	4,260	4,260
Long-term debt, current and non-current	988,458	988,458	974,596	974,596

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $6.8 million and $7.5 million as of June 30, 2022 and December 31, 2021, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2022 and December 31, 2021 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2022 and December 31, 2021 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 3.2 years and 3.4 years, as of June 30, 2022 and December 31, 2021, respectively), (2) the notional amount of the swap contract (ranging from $4.4 million to $35.0 million as of June 30,2022 and ranging from $5.3 million to $37.5 million as of December 31, 2021), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% as of June 30, 2022 and from 0.71% to 2.90% as of December 31, 2021).
●	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2022 and December 31, 2021:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2022	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$88,474	$88,474	$—	$—
Current derivative assets:
Interest rate swap contracts	4,480	—	4,480	—
Non-current derivative assets:
Interest rate swap contracts	11,019	—	11,019	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	210	—	210	—
Foreign exchange forward contracts	414	—	414	—
Long-term debt, current and non-current	988,458	—	988,458	—

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2021	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$62,293	$62,293	$—	$—
Non-current derivative assets:
Interest rate swap contracts	1,015	—	1,015	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	6,754	—	6,754	—
Non-current derivative liabilities:
Interest rate swap contracts	4,260	—	4,260	—
Long-term debt, current and non-current	974,596	—	974,596	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of June 30, 2022 and December 31, 2021.

9) Income Taxes

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen.

The total amount of the entrance tax was estimated to be $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year.

The taxes payable are calculated based on the Norwegian corporate tax rate of 22% for 2022 and 2021, and the deferred tax liabilities are also calculated based on a tax rate of 22% effective as from January 1, 2022 and January 1, 2021, respectively. $0.1 million of the entrance tax was paid both during the first quarter of 2022 and 2021. As of June 30, 2022 and December 31, 2021, UK income tax is presented as income taxes payable, while $0.2 million and $0.2 million is presented as non-current deferred taxes payable, respectively.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2022	2021	2022	2021
Income before income taxes	$10,054	$(10,664)	$37,046	$17,480
Income tax (expense)	(166)	(261)	(378)	(264)
Effective tax rate	$(2)%	$2%	$(1)%	$(2)%

Income tax expenses for the three and six months ended June 30, 2022 and 2021 consist of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2022	2021	2022	2021
Income tax benefit (expense) within Norway	$(163)	$(258)	$(375)	$(258)
Income tax benefit (expense) within UK	(3)	(3)	(3)	(6)
Income tax benefit (expense)	$(166)	$(261)	$(378)	$(264)
Effective tax rate	(2)%	2%	(1)%	(2)%

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, which relates to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of June 30, 2022 and December 31, 2021, there are no deferred tax assets recognized.

10) Vessels and Equipment

As of June 30, 2022 and December 31, 2021, Vessels with a book value of $1,559 million and $1,598 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 12—Long-term debt.

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2020	$2,250,053	$(541,267)	$—	$1,708,786
Additions (1)	14,065	—	—	14,065
Drydock costs	4,235	—	—	4,235
Disposals	(2,641)	2,641	—	—
Depreciation and impairment for the period (2)	—	(99,559)	(29,421)	(128,980)
Vessels, December 31, 2021	$2,265,712	$(638,185)	$(29,421)	$1,598,106
Additions	1,201	—	—	1,201
Drydock costs	11,339	—	—	11,339
Disposals	(14,678)	14,678	—	—
Depreciation and impairment for the period	—	(51,996)	—	(51,996)
Vessels, June 30, 2022	$2,263,573	$(675,503)	$(29,421)	$1,558,650
(1)	During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel. A Volatile Organic Compounds (VOC) recovery system was installed on the Bodil Knutsen during the fourth quarter of 2021.
(2)	The carrying value of the Windsor Knutsen was written down to its estimated fair value as of June 30, 2021 see Note 19 - Impairment of long-lived assets.

Drydocking activity as of June 30, 2022 and December 31, 2021 is summarized as follows:

(U.S. Dollars in thousands)	At June 30, 2022	At December 31, 2021
Balance at the beginning of the year	$13,458	$17,106
Costs incurred for dry docking	11,339	4,235
Costs allocated to drydocking as part of acquistion of asset	—	—
Drydock amortization	(3,864)	(7,883)
Balance at period end	$20,933	$13,458

11) Intangible Assets and Contract Liabilities

(a)Intangible assets

	Above market	Above market
	time charter	time charter	Total
(U.S. Dollars in thousands)	Tordis Knutsen	Vigdis Knutsen	intangibles
Intangibles, December 31, 2020	$305	$376	$681
Amortization for the period	(305)	(301)	(606)
Intangibles, December 31, 2021	$—	$75	$75
Amortization for the period	—	(75)	(75)
Intangibles, June 30, 2022	$—	$—	$—

The intangible for the above-market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight-line basis over the remaining term of the contract of 4.8 years as of the acquisition date and expired in December 2021. The intangible for the above-market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight-line basis over the remaining term of the contract of 4.9 years as of the acquisition date and expired in March 2022.

(b)Contract Liabilities

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of the acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expires in March 2023 and August 2023, respectively.

		Amortization for		Amortization for
	Balance as of	the year ended	Balance as of	the six Months	Balance as of
	December 31,	December 31,	December 31,	ended June 30,	June 30,
(U.S. Dollars in thousands)	2020	2021	2021	2022	2022
Contract liabilities:
Unfavourable contract rights	$(3,686)	$1,517	$(2,169)	$759	$(1,410)
Total amortization income		$1,517		$759

Accumulated amortization for contract liabilities was $16.8 million and $16.0 million as of June 30, 2022 and December 31, 2021, respectively. The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)
Remainder of 2022	$759
2023	651
2024	—
2025	—
2026	—
2027	—
Total	$1,410

12) Long-Term Debt

As of June 30, 2022 and December 31, 2021, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2022	2021
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$326,178	$338,726
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	207,077	222,133
$55 million revolving credit facility		20,000	—
Hilda loan facility	Hilda Knutsen	69,231	72,308
Torill loan facility	Torill Knutsen	—	75,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	38,540	45,340
Tove loan facility	Tove Knutsen	79,699	81,883
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	86,783	89,206
Torill Sale & Leaseback	Torill Knutsen	110,950	—
Total long-term debt		$988,458	$974,596
Less: current installments		92,847	90,956
Less: unamortized deferred loan issuance costs		2,325	2,378
Current portion of long-term debt		90,522	88,578
Amounts due after one year		895,611	883,640
Less: unamortized deferred loan issuance costs		4,520	5,092
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$891,091	$878,548

The Partnership’s outstanding debt of $988.5 million as of June 30, 2022 is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2022	$6,439	$39,664	$—	$46,103
2023	13,161	73,101	245,906	332,168
2024	13,804	36,440	63,393	113,637
2025	14,399	28,372	65,506	108,277
2026	15,059	18,822	219,521	253,402
2027 and thereafter	134,871	—	—	134,871
Total	$197,733	$196,399	$594,326	$988,458

As of June 30, 2022, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.40%.

Torill Sale and Leaseback

On June 30, 2022, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $112.0 million, and a portion of the proceeds was used to repay the outstanding loan related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the previously existing loan, the Partnership realized net proceeds of $39 million after fees and expenses.

13) Related Party Transactions

(a) Related Parties

Net income (expense) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2022 and 2021 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2022	2021	2022	2021
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$2,717	$1,866	$5,417	$1,866
Operating expenses:
Vessel operating expenses (2)	5,053	5,000	8,153	7,752
Technical and operational management fee from KNOT to Vessels (3)	2,230	2,106	4,460	4,214
Operating expenses from other related parties (4)	180	172	367	299
General and administrative expenses:
Administration fee from KNOT Management (5)	360	379	719	666
Administration fee from KOAS (5)	173	201	368	395
Administration fee from KOAS UK (5)	19	19	38	37
Administration and management fee from KNOT (6)	15	20	30	29
Total income (expenses)	$(5,313)	$(6,031)	$(8,718)	$(11,526)

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (7)	$95	$134
Equipment purchased from KOAS (8)	565	1,840
Total	$660	$1,974
(1)	Time charter income from KNOT: After completing its drydock in the second quarter of 2021, the Bodil Knutsen has operated under a time charter with Knutsen Shuttle Tankers Pool AS. The charter expires in September 2022, with options to extend the time charter until June 2023.
(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(4)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on vessels operating on time charter contracts. The cost is a fixed fee per each month per East European crew member onboard the vessel.
(5)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(6)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(7)	Drydocking supervision fee from KNOT and KOAS : KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(8)	During the scheduled 15-year special survey drydocking of the Windsor Knutsen, a ballast water treatment system is being installed on the vessel. As per June 30, 2022 parts of the system were purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.6 million. During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel during the second quarter of 2021. Parts of the system were purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $1.84 million.

(b) Transactions with Management and Directors

See the footnotes to Note 13(a)—Related Party Transactions for a discussion of transactions with management and directors included in the consolidated statements of operations.

(c) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Balance Sheet:
Trading balances due from KOAS	$16	$290
Trading balances due from KNOT and affiliates	1,545	2,378
Amount due from related parties	$1,561	$2,668
Trading balances due to KOAS	$1,075	$1,205
Trading balances due to KNOT and affiliates	58	219
Amount due to related parties	$1,133	$1,424

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business.The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d) Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Balance Sheet:
Trading balances due to KOAS	$763	$813
Trading balances due to KNOT and affiliates	641	783
Trade accounts payables to related parties	$1,404	$1,596

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Balance Sheet:
Trading balances due from KOAS	$761	$687
Trading balances due from KNOT and affiliates	392	543
Other current assets from related parties	$1,153	$1,230

14) Commitments and Contingencies

Assets Pledged

As of June 30, 2022 and December 31, 2021, Vessels with a book value of $1,559 million and $1,598 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 7 - Derivative Instruments, Note 10 - Vessels and Equipment and Note 12 - Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claims was recorded for the period ended June 30, 2022 or the year ended December 31, 2021.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.15 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition. See Note 5 - Insurance proceeds.

15) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands, except per unit data)	2022	2021	2022	2021
Net income (loss)	$9,888	$(10,925)	$36,668	$17,216
Less: Series A Preferred unitholders’ interest in net income	1,700	1,759	3,400	3,559
Net income attributable to the unitholders of KNOT Offshore Partners LP	8,188	(12,684)	33,268	13,657
Less: Distributions (2)	18,168	18,150	36,335	36,184
Under (over) distributed earnings	(9,980)	(30,834)	(3,067)	(22,527)
Under (over) distributed earnings attributable to:
Common unitholders (3)	(9,665)	(30,268)	(2,967)	(22,114)
Class B unitholders	(131)	—	(44)	—
General Partner	(183)	(566)	(56)	(413)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	33,838	32,782	33,796	32,738
Class B unitholders	460	—	501	—
General Partner	640	615	640	615
Weighted average units outstanding (diluted) (in thousands):
Common unitholders (4)	37,772	36,619	37,730	36,594
Class B unitholders	460	—	501	—
General Partner	640	615	640	615
Earnings per unit (basic)
Common unitholders	$0.23	$(0.38)	$0.95	$0.41
Class B unitholders	0.19	—	0.87	—
General Partner	0.23	(0.38)	0.95	0.41
Earnings per unit (diluted):
Common unitholders (4)	$0.23	$(0.38)	$0.94	$0.41
Class B unitholders	0.19	—	0.87	—
General Partner	0.23	(0.38)	0.95	0.41
Cash distributions declared and paid in the period per unit (5)	0.52	0.52	1.04	1.04
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	0.52	0.52	1.04	1.04
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This included cash distributions to the IDR holder (KNOT) of $0.7 million and $1.4 million for three and six months ended June 30, 2021, respectively. There were no payments to the IDR holder (KNOT) for the three and six months ended June 30, 2022.
(3)	For the three and six months ended June 30, 2021, this included net income attributable to IDRs of $0.7 million and $1.4 million, respectively.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the three and six months ended June 30, 2022 and 2021 does not reflect any potential common shares relating to the convertible preferred units since the assumed issuance of any additional shares would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Preferred Units, sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

The Series A Preferred Units rank senior to the common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time until February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, subject to certain conditions, the Partnership has the right to convert the Series A Preferred Units into common units at the applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the outstanding Series A Preferred Units are convertible, based on the applicable conversion rate, is greater than 130% of the aggregate Issue Price of the outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units and Class B Units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units and Class B Units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. After the payment of the Partnership’s quarterly cash distribution on February 12, 2022, with respect to the fourth quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership’s quarterly cash distribution on May 12, 2022, with respect to the first quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

After the payment of the Partnership’s quarterly cash distribution on August 11, 2022, with respect to the second quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

As of June 30, 2022, 71.7% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 28.02% of such units were held directly by KNOT (in the form of 9,492,985 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.8% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of June 30, 2022, KNOT also held 208,333 Series A Preferred Units and 420,675 Class B Units.

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 420,675 Class B Units as of June 30, 2022. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

The General Partner’s, Class B unitholders’ and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for future capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

16) Unit Activity

The following table shows the movement in number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2021 until June 30, 2022:

				Series A
			General	Convertible
(in units)	Common Units	Class B Units	Partner Units	Preferred Units
December 31, 2021	33,708,541	588,945	640,278	3,541,666
February 12, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
May 12, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
June 30, 2022	33,876,811	420,675	640,278	3,541,666

On February 12, 2022, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership’s agreement.

On May 12, 2022, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership’s agreement.

17) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivables are presented net of provisions for expected credit loss. As of June 30, 2022 and December 31, 2021, there were no provision for expected credit loss.

(b) Other Current Assets

The following table presents other currents assets of June 30, 2022 and December 31, 2021:

(U.S. Dollars in thousands)	At June 30, 2022	At December 31, 2021
Insurance claims for recoveries	$412	$124
Refund of value added tax	1,890	1,805
Prepaid expenses	1,452	1,158
Other receivables	7,878	2,539
Total other current assets	$11,632	$5,626

18) Accrued expenses

The following table presents accrued expenses as of June 30, 2022 and December 31, 2021:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Operating expenses	$6,865	$4,290
Interest expenses	1,988	1,719
Other expenses	229	420
Total accrued expenses	$9,082	$6,429

19) Impairment of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries.

This exercise in the second quarter of 2021 resulted in an impairment in respect of the Windsor Knutsen principally as a result of the vessel’s high carrying value which in turn arose due to the cost of both the purchase and the conversion of the vessel to a shuttle tanker from a conventional tanker. The carrying value of the Windsor Knutsen was written down to its estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels and discount rates. The Partnership’s consolidated statement of operations for the six months ended June 30, 2021 includes a $29.4 million impairment charge related to this vessel. The impairment of the Windsor Knutsen is included in the Partnership’s only segment, the shuttle tanker segment.

20) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 2, 2022, the date at which the unaudited condensed consolidated interim financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On July 1, 2022, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS (“KNOT 35”), the company that owns the shuttle tanker, Synnøve Knutsen, from Knutsen NYK (the “Synnøve Acquisition”). The purchase price was $119.0 million, less approximately $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel. The purchase price will be adjusted for post-closing working capital adjustments. The secured credit facility related to the vessel (the “Synnøve Facility”) is repayable in quarterly instalments with a final balloon payment of $71.1 million due at maturity in October 2025. The Synnøve Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The purchase price was settled in cash.

The Synnøve Knutsen is operating in Brazil under a time charter with Equinor, which will expire in February 2027. The charterer has options to further extend the charter for up to three two-year periods and nine one-year periods. The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Synnøve Acquisition. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Synnøve Acquisition.

On July 6, 2022, the charterer of the Hilda Knutsen, ENI, notified the Partnership of its intention to redeliver the vessel and, as a consequence, the vessel is currently expected to be returned to the Partnership in or around September 2022. The Partnership is now marketing the vessel for new time charter employment.

On August 11, 2022, the Partnership paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended June 30, 2022 to all common unitholders and Class B Unitholders of record on July 28, 2022. On August 11, 2022, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2022 in an aggregate amount equal to $1.7 million. After the payment of the Partnership’s quarterly cash distribution on August 11, 2022 with respect to the second quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers primarily under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 650 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of June 30, 2022, we had a modern fleet of seventeen shuttle tankers that operate under charters with major oil and gas companies engaged in offshore production. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders by managing our fleet and deepening our customer relationships, pursuing strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters, leveraging our relationship with KNOT, and expanding our global operations in high-growth regions. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Cash Distributions

On August 11, 2022, the Partnership paid a quarterly cash distribution of $0.52 per common unit and Class B unit with respect to the quarter ended June 30, 2022 to all common unitholders and Class B Unitholders of record on July 28, 2022. On August 11, 2022, the Partnership paid a cash distribution to holders of Series A Convertible Preferred Units (the “Series A Preferred Units”) with respect to the quarter ended June 30, 2022 in an aggregate amount equal to $1.7 million.

Synnøve Knutsen Acquisition

On July 1, 2022, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS (“KNOT 35”), the company that owns the shuttle tanker, Synnøve Knutsen, from Knutsen NYK (the “Synnøve Acquisition”). The purchase price was $119.0 million, less approximately $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel. The purchase price will be adjusted for post-closing working capital adjustments. The secured credit facility related to the vessel (the “Synnøve Facility”) is repayable in quarterly instalments with a final balloon payment of $71.1 million due at maturity in October 2025. The Synnøve Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The purchase price was settled in cash.

The Synnøve Knutsen is operating in Brazil under a time charter with Equinor, which will expire in February 2027. The charterer has options to further extend the charter for up to three two-year periods and nine one-year periods. The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Synnøve Acquisition. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Synnøve Acquisition.

Lena Knutsen Charter

The Lena Knutsen was redelivered to the Partnership on June 2, 2022 in advance of the commencement of the vessel’s planned five-year special survey drydocking in Europe. After drydocking, the vessel returned to Brazil in early August. The Partnership entered into a new time charter agreement for the Lena Knutsen with a subsidiary of TotalEnergies which commenced on August 21, 2022. The charter is for a fixed period of six months with charterer’s options to extend the charter by up to six further months.

Tordis Knutsen Charter

The Tordis Knutsen was redelivered from Petrobras on August 24, 2022. The Partnership has agreed the commercial terms for a new time charter contract with a subsidiary of TotalEnergies to commence in September 2022 for a fixed period of three months, with charterer’s options to extend the charter by up to nine further months. The signing of the time charter contract remains subject to the agreement of customary operational terms which are expected to be resolved shortly.

Windsor Knutsen Charter

In September 2021, the Windsor Knutsen commenced on a one-year time charter contract with PetroChina. The Windsor Knutsen was redelivered from her time charter with PetroChina on June 14, 2022 to start on her mobilization trip to Europe for her planned 15-year special survey drydocking. On the same date, the Vigdis Knutsen, having successfully completed her own drydocking, replaced the Windsor Knutsen on the time charter contract for PetroChina. PetroChina has also exercised its first extension option for an additional period of 12 months, extending the firm period of the charter to September 2023.

The Windsor Knutsen successfully completed her drydock, departing the yard in early August bound for Brazil. In August 2022, the Partnership agreed the commercial terms for a new time charter contract for the Windsor Knutsen with a major oil company to commence in or around January 2023 for a fixed period of one year with a charterer’s option to extend the charter by one further year. The signing of the time charter contract remains subject to the agreement of customary operational terms which are expected to be resolved shortly

Hilda Knutsen Charter

On July 6, 2022, the charterer of the Hilda Knutsen, Eni, notified the Partnership of its intention to redeliver the vessel and, as a consequence, the vessel is currently expected to be returned to the Partnership in or around September 2022. The Partnership is now marketing the vessel for new employment.

Brasil Knutsen Charter

The current time charter for the Brasil Knutsen is expected to end in or around September 2022; however the Partnership is currently negotiating a new proposed one-year time charter contract, with options to extend, with an oil major, to commence in or around September 2022.

Partnership Matters

COVID-19

The Partnership has continued to date to avoid any serious or sustained operational impacts from the coronavirus (“COVID-19”) pandemic, and there have been no effects on the Partnership’s contractual position. Enhanced protocols remain in place with a focus on ensuring the health and safety of our employees and crew onboard, while providing safe and reliable operations for our customers.

Travel restrictions and shortening of quarantine periods continue to ease in various places around the world; however costs related to the movement of maritime personnel and vessel operational logistics, including repairs and maintenance, remain above their historical average and the Partnership expects these higher costs to persist for some time into the future. Although the Partnership is negatively affected by such higher costs, they are not considered a material threat to the Partnership’s business.

Results of Operations

Three Months Ended June 30, 2022 Compared with the Three Months Ended June 30, 2021

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2022	2021	Change	% Change
Time charter and bareboat revenues	$63,788	$66,513	$(2,725)	(4)%
Loss of hire insurance recoveries	—	4,397	(4,397)	(100)%
Other income	171	27	144	533%
Vessel operating expenses	23,024	17,394	5,630	32%
Depreciation	26,059	23,831	2,228	9%
Impairment	—	29,421	(29,421)	(100)%
General and administrative expenses	1,428	1,492	(64)	(4)%
Interest income	59	—	59	100%
Interest expense	(8,301)	(6,804)	1,497	22%
Other finance expense	(103)	(250)	(147)	(59)%
Realized and unrealized gain (loss) on derivative instruments	5,116	(2,265)	(7,381)	(326)%
Net gain (loss) on foreign currency transactions	(165)	(144)	21	15%
Income tax benefit (expense)	(166)	(261)	(95)	(36)%
Net income (loss)	9,888	(10,925)	20,813	(191)%

Time charter and bareboat revenues: Time charter and bareboat revenues decreased by $2.7 million to $63.8 million for the three months ended June 30, 2022 compared to $66.5 million for the three months ended June 30, 2021. The decrease was mainly due to increased off hire in connection with the scheduled drydockings.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended June 30, 2022, were $nil, compared to $4.4 million for the three months ended June 30, 2021. The loss of hire insurance recoveries in the three months ended June 30, 2021, were related to Windsor Knutsen in connection with repairs to her main engine block. The Windsor Knutsen was off hire from December 12, 2020, to June 10, 2021 for repairs. For the three months ended June 30, 2021, the Partnership recorded $3.7 million in loss of hire recoveries with respect to the Windsor Knutsen. In addition, the Tove Knutsen reported a leakage from its controllable pitch propeller and as a result the vessel was off hire from March 1, 2021, to April 15, 2021, for repairs. For the three months ended June 30, 2021, the Partnership recorded $0.7 million in loss of hire recoveries with respect to the Tove Knutsen.

Other income: Other income for the three months ended June 30, 2022 was $171,000 compared to $27,000 for the three months ended June 30, 2021.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2022 were $23.0 million, an increase of $5.6 million from $17.4 million in the three months ended June 30, 2021. The increase is mainly related to bunker costs for the Windsor Knutsen, the Lena Knutsen, the Anna Knutsen and the Vigdis Knutsen in connection with their voyages to drydock and increased crewing and logistics costs.

Depreciation: Depreciation expense for the three months ended June 30, 2022 was $26.1 million, an increase of $2.3 million from $23.8 million for the three months ended June 30, 2021. The increase is mainly related to the change by the Partnership of the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer-term market trends, which increased the non-cash accounting depreciation charge starting July 1, 2021.

Impairment: Impairment charge for the three months ended June 30, 2022 was $nil compared to $29.4 million for the three months ended June 30, 2021. The impairment charge for the three months ended June 30, 2021, was related to the Windsor Knutsen. The carrying value of the Windsor Knutsen was written down to its estimated fair value using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2022 were $1.4 million compared to $1.5 million for the same period in 2021.

Interest income: Interest income for the three months ended June 30, 2022 was $59,000 compared to $nil for the three months ended June 30, 2021. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the three months ended June 30, 2022 was $8.3 million, an increase of $1.5 million from $6.8 million for the three months ended June 30, 2021. The increase was mainly due to an increase in the US dollar LIBOR rate.

Other finance expense: Other finance expense was $0.1 million for the three months ended June 30, 2022, a decrease of $0.2 million from $0.3 million for the three months ended June 30, 2021. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended June 30, 2022 was $5.1 million, compared to a loss of $2.3 million for the three months ended June 30, 2021, as set forth in the table below:

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2022	2021
Realized gain (loss):
Interest rate swap contracts	$(1,550)	$(2,087)
Foreign exchange forward contracts	—	—
Total realized gain (loss):	(1,550)	(2,087)
Unrealized gain (loss):
Interest rate swap contracts	7,080	(178)
Foreign exchange forward contracts	(414)	—
Total unrealized gain (loss):	6,666	(178)
Total realized and unrealized gain (loss) on derivative instruments:	$5,116	$(2,265)

As of June 30, 2022, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $415.8 million. The unrealized gain in the three months ended June 30, 2022 was related to mark-to-market gain on interest rate swaps of $7.1 million and a loss of $0.4 million on foreign exchange contracts.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the three months ended June 30, 2022 was $0.2 million compared to a loss of $0.1 million for the three months ended June 30, 2021.

Income tax expense: Income tax expense for the three months ended June 30, 2022 was $0.2 million compared to $0.3 million for the three months ended June 30, 2021.

Net income (loss): As a result of the foregoing, the Partnership recorded net income of $9.9 million for the three months ended June 30, 2022, compared to net loss of $10.9 million for the three months ended June 30, 2021.

Six Months Ended June 30, 2022 Compared with the Six Months Ended June 30, 2021

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2022	2021	Change	% Change
Time charter and bareboat revenues	$128,975	$132,111	$(3,136)	(2)%
Loss of hire insurance recoveries	—	10,279	(10,279)	(100)%
Other income	180	28	152	543%
Vessel operating expenses	43,085	35,954	7,131	20%
Depreciation	51,996	47,515	4,481	9%
Impairment	—	29,421	(29,421)	(100)%
General and administrative expenses	3,126	3,113	13	0%
Interest income	61	—	61	(100)%
Interest expense	(15,026)	(14,176)	850	6%
Other finance expense	(312)	(409)	(97)	(24)%
Realized and unrealized gain (loss) on derivative instruments	21,473	5,746	(15,727)	274%
Net gain (loss) on foreign currency transactions	(98)	(96)	2	2%
Income tax benefit (expense)	(378)	(264)	114	43%
Net income	36,668	17,216	19,452	113%

Time charter and bareboat revenues: Time charter and bareboat revenues decreased by $3.1 million to $129.0 million for the six months ended June 30, 2022, compared to $132.1 million for the six months ended June 30, 2021. This was mainly due to increased off hire in connection with scheduled drydocks in the first half of 2022.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 30, 2022, were $nil compared to $10.3 million for the six months ended June 30, 2021. The loss of hire insurance recoveries for the six months ended June 30, 2021, were related to the Windsor Knutsen in connection with repairs to her main engine block. The Windsor Knutsen was off hire from December 12, 2020 to June 10, 2021, for repairs. For the six months ended June 30, 2021, the Partnership recorded $8.7 million in loss of hire recoveries with respect to the Windsor Knutsen. In addition, the Tove Knutsen reported a leakage from its controllable pitch propeller and as a result the vessel was off hire from March 1, 2021 to April 15, 2021 for repairs. For the six months ended June 30, 2021, the Partnership recorded $1.5 million in loss of hire recoveries with respect to the Tove Knutsen.

Other income: Other income for the six months ended June 30, 2022 was $180,000 compared to $28,000 for the six months ended June 30, 2021.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2022 were $43.1 million, an increase of $7.1 million from $36.0 million in the six months ended June 30, 2021. The increase is mainly related to bunker costs for the Windsor Knutsen, the Lena Knutsen, the Anna Knutsen and the Vigdis Knutsen in connection with their voyages to drydock and increased crewing and logistics costs.

Depreciation: Depreciation expense for the six months ended June 30, 2022 was $52.0 million, an increase of $4.5 million from $47.5 million in the six months ended June 30, 2021. The increase is mainly related to the change by the Partnership of the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer-term market trends, which increased the non-cash accounting depreciation charge starting July 1, 2021.

Impairment: Impairment charge for the six months ended June 30, 2022, were $nil compared to $29.4 million for the six months ended June 30, 2021. The Impairment charge for the six months ended June 30, 2021 was related to the Windsor Knutsen. The carrying value of the Windsor Knutsen was written down to its estimated fair value, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2022 were $3.1 million, compared to $3.1 million for the six months ended June 30, 2021.

Interest income: Interest income for the six months ended June 30, 2022 was $61,000 compared to $nil for the six months ended June 30, 2021. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the six months ended June 30, 2022 was $15.0 million, an increase of $0.8 million from $14.2 million in the six months ended June 30, 2021. The increase was mainly due to an increase in the US dollar LIBOR rate.

Other finance expense: Other finance expense was $0.3 million for the six months ended June 30, 2022, compared to $0.4 million for the six months ended June 30, 2021. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the six months ended June 30, 2022, was $21.5 million, compared to a gain of $5.7 million for the six months ended June 30, 2021 as set forth in the table below:

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2022	2021
Realized gain (loss):
Interest rate swap contracts	$(3,402)	$(5,996)
Foreign exchange forward contracts	—	—
Total realized gain (loss):	(3,402)	(5,996)
Unrealized gain (loss):
Interest rate swap contracts	25,289	11,742
Foreign exchange forward contracts	(414)	—
Total unrealized gain (loss):	24,875	11,742
Total realized and unrealized gain (loss) on derivative instruments:	$21,473	$5,746

As of June 30, 2022, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $415.8 million. The unrealized gain in the six months ended June 30, 2022 was related to mark-to-market gain on interest rate swaps of $25.3 million and a loss of $0.4 million on foreign exchange contracts.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2022 was $98,000, compared to $96,000 from the six months ended June 30, 2021.

Income tax expense: Income tax expense for the six months ended June 30, 2022 was $0.4 million compared to $0.3 million for the six months ended June 30, 2021.

Net income: As a result of the foregoing, we earned net income of $36.7 million for the six months ended June 30, 2022, compared to net income of $17.2 million for the six months ended June 30, 2021.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, including net proceeds from sales under the ATM program. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

We estimate that we will spend in total approximately $51.5 million for drydocking and classification surveys for the thirteen vessels under time charters in our fleet as of June 30, 2022, between 2022 and 2026, with approximately $9.7 million of this amount to be spent in the twelve months ending June 30, 2023. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area.

As of June 30, 2022, the Partnership had available liquidity of $123.5 million, which consisted of cash and cash equivalents of $88.5 million and undrawn capacity under the revolving credit facilities of $35 million, part of which was used to purchase the Synnøve Knutsen on July 1, 2022. As of September 2, 2022, the revolving credit facilities had an undrawn capacity of $35 million. The revolving credit facilities mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2022 were $988.5 million ($981.6 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2022 was approximately 2.05% over LIBOR.

As of June 30, 2022, the Partnership had $1,072.1 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen and the Torill Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $123.9 million matures within one year and $948.2 million matures after one year.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2022, the Partnership’s net current liabilities were $7.0 million. Included in current liabilities are $90.5 million of short-term loan obligations that mature before June 30, 2023 and are therefore presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings, including net proceeds from sales under the ATM program. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $35 million as of September 2, 2022, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

Currently, we do not have any off-balance sheet arrangements.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2022 Compared with the Six Months Ended June 30, 2021

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2022	2021
Net cash provided by (used in) operating activities	$54,111	$79,814
Net cash provided by (used in) investing activities	(1,030)	(6,748)
Net cash provided by (used in) financing activities	(26,700)	(74,054)
Effect of exchange rate changes on cash	(200)	(6)
Net increase in cash and cash equivalents	26,181	(994)
Cash and cash equivalents at the beginning of the period	62,293	52,583
Cash and cash equivalents at the end of the period	$88,474	$51,589

Net cash provided by operating activities

Net cash provided by operating activities decreased by $25.7 million to $54.1 million in the six months ended June 30, 2022, compared to $79.8 million in the six months ended June 30, 2021. The decrease was primarily due to lower utilization and reduced time charter revenue for the fleet, including due to off-hires in connection with scheduled drydocks.

Net cash used in investing activities

Net cash used in investing activities was $1.0 million in the six months ended June 30, 2022, compared to $6.7 million in the six months ended June 30, 2021. The decrease is mainly related to installation of a Ballast Water Treatment System (BWTS) on the Bodil Knutsen in the first half of 2021.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2022 of $26.7 million was mainly related to the following:

●	Proceeds of $112.0 million from the sale & leaseback transaction of the Torill Knutsen; and
●	Proceeds from two drawdowns under one of the revolving credit facilities of $10 million each ($20 million total).

This was offset by the following:

●	Repayment of long-term debt of $118.1 million, of which $71.7 million was repaid in connection with the refinancing of the Torill Knutsen;
●	Payment of cash distributions of $39.7 million; and
●	Payment of debt issuance costs of $0.8 million in connection with the financing of the Torill Knutsen sale & leaseback.

Net cash used in financing activities during the six months ended June 30, 2021 of $74.1 million was mainly related to the following:

●	Proceeds of $94.3 million from the sale & leaseback transaction of the Raquel Knutsen; and
●	Proceeds from the drawdown under the revolving credit facilities of $5 million.

This was offset by the following:

●	Repayment of long-term debt of $132.2 million, of which $52.7 million was repaid in connection with the refinancing of the Raquel Knutsen facility; and
●	Payment of cash distributions of $39.7 million.

Borrowing Activities

Long-Term Debt

As of June 30, 2022, and December 31, 2021, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2022	2021
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$326,178	$338,726
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	207,077	222,133
$55 million revolving credit facility		20,000	—
Hilda loan facility	Hilda Knutsen	69,231	72,308
Torill loan facility	Torill Knutsen	—	75,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	38,540	45,340
Tove loan facility	Tove Knutsen	79,699	81,883
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	86,783	89,206
Torill Sale & Leaseback	Torill Knutsen	110,950	—
Total long-term debt		$988,458	$974,596
Less: current installments		92,847	90,956
Less: unamortized deferred loan issuance costs		2,325	2,378
Current portion of long-term debt		90,522	88,578
Amounts due after one year		895,611	883,640
Less: unamortized deferred loan issuance costs		4,520	5,092
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$891,091	$878,548

The Partnership’s outstanding debt of $988.5 million as of June 30, 2022, is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2022	$6,439	$39,664	$—	$46,103
2023	13,161	73,101	245,906	332,168
2024	13,804	36,440	63,393	113,637
2025	14,399	28,372	65,506	108,277
2026	15,059	18,822	219,521	253,402
2027 and thereafter	134,871	—	—	134,871
Total	$197,733	$196,399	$594,326	$988,458

As of June 30, 2022, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%.

For more information regarding the Partnership’s credit facilities outstanding as of December 31, 2021, please read Note 15—Long-Term Debt in our consolidated financial statements included in our 2021 20-F. Please see below for a description of additional credit facilities or amendments to existing credit facilities entered into by the Partnership since December 31, 2021. As of June 30, 2022, the Partnership was in compliance with all covenants under its credit facilities.

Torill Sale and Leaseback

On June 30, 2022, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $112.0 million, and a portion of the proceeds was used to repay the outstanding loan related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the previously existing loan, the Partnership realized net proceeds of $39 million after fees and expenses.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2022, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $286.5 million based on total interest-bearing debt outstanding of $988.5 million, less the Raquel Knutsen and the Torill Knutsen sale/leaseback facility of $197.7 million, less interest rate swaps with a notional amount of $415.8 million and less cash and cash equivalents of $88.5 million. Our interest rate swap contracts mature between September 2023 and February 2032 and have an average maturity of approximately 3.2 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.85%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2021 20-F filed with the SEC.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	the length and severity of the outbreak of COVID-19, including its impact on our business, cash flows and operations as well as the business and operations of our customers, suppliers and lenders;
●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;
●	KNOT’s and our ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	our ability to purchase vessels from KNOT in the future;
●	our continued ability to enter into long-term charters, which we define as charters of five years or more, or otherwise, shorter-term charters;
●	forecasts of our ability to make or increase distributions on our common units and Class B Units and to make distributions on the Series A Preferred Units and the amount of any such distributions;
●	our ability to integrate and realize the expected benefits from acquisitions.
●	our anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
●	the length and cost of drydocking;
●	our future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	our ability to make additional borrowings and to access debt and equity markets;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	our ability to maintain long-term relationships with major users of shuttle tonnage;

●	our ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of our existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of our vessels;
●	our ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impact of the Russian invasion of Ukraine;
●	termination dates and extensions of charters;
●	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;
●	our general and administrative expenses and fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to our unitholders;
●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	our ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of our securities in the public market;
●	our business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that we file with the SEC, including our 2021 20-F.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2021 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
4.1	Share Purchase Agreement, dated June 28, 2022, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS
4.2	Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A.
4.3*	Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

*   Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 2, 2022	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and Chief Financial Officer